July 23, 2009

Via Edgar and Fax

Mr. David R Humphrey, Branch Chief
Ms. Amy Geddes
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3561
100 F Street, NE
Washington, DC 20549

Re: Precision Aerospace Components, Inc,
Form 10-KSB for the year ended December 31, 2007;
Form 10-K for the year ended December 31 2008
File No.  000-30185

Dear Mr. Humphrey and Ms. Geddes:

We are presently working on the response to your comments which were the subject of your July 17, 2009 follow up letter to us.  We hope to have our responses to you by August 14 and certainly no later than August 31, 2009.

Very truly yours,

/s/ Andrew S. Prince
Andrew S. Prince
Chief Financial Officer

2200 Arthur Kill Road
Staten Island, NY  10309
(718)356-1500  Fax (718)356-3661